Via Facsimile and U.S. Mail
Mail Stop 0610   April 13, 2009

Mr. Gerard G. Gorman
Senior Vice President and Chief Financial Officer
Immunomedics, Inc.
300 American Road
Morris Plains, New Jersey 07950

Re: Immunomedics, Inc.
        Form 10-K for the fiscal year ended June 30, 2008
        File No. 000-12104
        Supplemental response dated March 12, 2009

Dear Mr. Gorman:

        We have reviewed your filing and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment asks you to revise disclosure, the information you provide
should show us what the revised disclosure will look like and identify the annual or
quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, please explain the reason in your response.
After reviewing the information provided, we may raise additional comments and/or
request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

        Our Patents

   1. We note your response to comment 3 and reissue the comment in part. Please
      expand the chart to indicate the jurisdictions issuing the respective patents.

<u>Our Licenses</u>

2. We note your response to comment 4 and reissue the comment in part. As previously requested, please expand the discussion to indicate the expiration dates of the license agreements; the range of royalty payments, e.g. single digits, low to mid teens, etc.; and whether there are any milestone payments with respect to the CMNI license.

<u>Item 11. Executive Compensation</u>

3. We note your response to comments 5 and 6. Please revise your discussion to address which specific individual goals of Ms. Sullivan and Mr. Gorman were met and how the Compensation Committee considered the achievement of the respective individual goals in determining the bonus and option awards.

* * * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director